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                                                              Exhibit (a)(1)(PP)

For immediate release
December 7, 2000

Contact:

pcOrder.com, Inc.                     Trilogy Software, Inc.

Tiffany O'Brien                       Krista Rollins
512.684.1171                          512.425.3128
tiffany.obrien@pcorder.com            krista.rollins@trilogy.com
--------------------------            --------------------------

    TRILOGY'S PENDING CASH TENDER OFFER FOR PCORDER SHARES IS EXTENDED UNTIL
                               DECEMBER 19, 2000
                        ................................

  PARTIES TO LAWSUIT AGREE TO DISSOLVE TEMPORARY RESTRAINING ORDER AND PROCEED
                 WITH SCHEDULED PRELIMINARY INJUNCTION HEARING

AUSTIN, TEXAS, December 7, 2000 - Trilogy Software, Inc. and pcOrder.com, Inc. (NASDAQ:PCOR) today jointly announced that, pursuant to a stipulation of the plaintiff and the defendants, the District Court of Travis County, Texas has dissolved the temporary restraining order that it entered on November 28, 2000, in connection with a purported class action lawsuit filed on November 28, 2000, against Trilogy, pcOrder and the individual members of the pcOrder Board of Directors. That temporary restraining order had prohibited Trilogy and pcOrder from proceeding with Trilogy's cash tender offer to acquire all of pcOrder's outstanding Class A common stock at a price of $6.375 per share. The stipulated order further provides that the hearing previously scheduled for December 12, 2000 on the plaintiff's motion for a temporary injunction will proceed on the scheduled date. Of the three lawsuits currently pending in connection with Trilogy's offer, this is the only one in which the plaintiff has made a motion seeking a court order enjoining the transaction.

A separate lawsuit previously filed in Texas state court challenging the Trilogy tender offer and merger was removed by the defendants to federal court earlier in the week. In that case, the plaintiff has amended his complaint to add claims under the federal securities laws. The additional claims allege that the prospectuses used in connection with pcOrder's initial public offering in February 1999 and follow-on offering in December 1999 contained, and the documents relating to the pending tender offer contain, materially misleading statements and omissions in connection with certain financial matters. The defendants believe that the new allegations are without merit and intend to vigorously defend against them.

Trilogy also announced today that it is extending the tender offer to 12:00 midnight, New York City time, on Tuesday, December 19, 2000. The tender offer was previously scheduled to expire at 12:00 midnight, New York City time, on Wednesday, December 6, 2000.

As of the close of business on December 6, 2000, based on the Depositary's preliminary count approximately 4,762,440 shares, including guaranteed deliveries, of pcOrder's Class A common stock have been tendered and not withdrawn pursuant to the tender offer, representing approximately 76% percent of the 6,237,565 outstanding shares of Class A common stock. The Class B shares currently owned by Trilogy (which are convertible into Class A shares on a one-for-one basis) and the Class A shares tendered to date together represent approximately 91% of the outstanding shares of pcOrder's common stock.
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As a consequence of the extension of the expiration date, holders of pcOrder
Class A common stock may tender or withdraw shares until 12:00 midnight, New York City time, on Tuesday, December 19, 2000, unless the offer is further extended. The tender offer is being made through, and the foregoing is qualified in its entirety by reference to, Trilogy's Offer to Purchase, dated November 6, 2000, as amended and supplemented by Supplement Number One to the Offer to Purchase, dated November 17, 2000, Supplement Number Two to the Offer to Purchase, dated November 20, 2000, and Supplement Number Three to the Offer to Purchase, dated December 7, 2000, and the related letter of transmittal. pcOrder stockholders should read such documents completely prior to making any decision respecting the tender offer.

Trilogy is a leading provider of software driving the e-commerce transformation of Global 2000 companies. Trilogy's robust e-commerce platform's rapid deployment cycles and business expertise serve industry leaders, such as Ford Motor Company, Fidelity Brokerage Services, Lands' End, IBM, and ALLTELL. Trilogy's ability to integrate multichannel sales and service environments on a unified e-commerce technology platform increases a corporation's market share, generates higher revenue, and results in deeper customer and channel partner relationships. For more information, please visit www.trilogy.com.